                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                                  DynaGen, Inc.
                                  -------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    267917607
                                    ---------
                                 (CUSIP Number)

                                February 23, 2001
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)

                  [X]     Rule 13d-1(c)

                  [ ]     Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 267917607

1.       Name of Reporting Person and I.R.S. Identification Number:

         Finova Mezzanine Capital Inc., successor in interest to Sirrom Capital Corporation - Taxpayer I.D. No. 62-1648441

2.       Check the Appropriate Row if a Member of a Group:
         (A)      N/A
         (B)      N/A

3.       SEC Use Only:

4.       Citizenship or Place of Organization:

         Tennessee

Number of Shares Beneficially Owned by each Reporting Person With:

5.       Sole Voting Power - 6,991,355 (See Note A under Item 4 of this Schedule
         13G)

6.       Shared Voting Power - 0

7.       Sole Dispositive Power - 6,991,355 (See Note A under Item 4 of this
         Schedule 13G)

8.       Shared Dispositive Power - 0

9.       Aggregate Amount Beneficially Owned by each Reporting Person:

         6,991,355 (See Note A under Item 4 of this Schedule 13G)

10.      Check if the Aggregate Amount in Row 9 Excludes Certain Shares:
         N/A

11.      Percent of Class Represented by Amount in Row 9:   6.1%

12.      Type of Reporting Persons: CO

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

ITEM 1.

         (A)      NAME OF ISSUER:
                  DynaGen, Inc.

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  1000 Winter Street
                  Suite 2700
                  Waltham, MA 02451

ITEM 2.

         (A)      NAME OF PERSON FILING:
                  Finova Mezzanine Capital Inc., successor in interest to Sirrom Capital Corporation

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                  500 Church Street
                  Suite 200
                  Nashville, TN 37219

         (C)      CITIZENSHIP/STATE OF ORGANIZATION:
                  Tennessee

         (D)      TITLE OF CLASS OF SECURITIES:
                  Common stock, par value $0.01 per share

         (E)      CUSIP NUMBER:
                  267917607

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13(d)-1(b), or 13(d)- 2(b) or (c), Check whether the Person filing is a:
                  N/A

ITEM 4.           OWNERSHIP:

         (A)      Amount Beneficially Owned: 6,991,355 shares (See Note A below)

         (B)      Percent of Class: 6.1%

         (C)      Number of Shares as to Which such Person has:

                  (i) Sole power to vote or direct the vote: 6,991,355 (See Note A below)

                  (ii)     Shared power to vote or direct the vote:    0

                  (iii)    Sole power to dispose or direct the disposition of:
                           6,991,355 (See Note A below)

                  (iv) Shared power to dispose or to direct the disposition of: 0

         Note A:

         Pursuant to that First Amended and Restated Loan Agreement dated as of February 23, 2001 among DynaGen, Superior Pharmaceutical Company, RxBazaar.com, Inc. ("RxBazaar"), FINOVA Mezzanine Capital Inc.("FINOVA") and Argosy Investment Partners, L.P., FINOVA has the right to exchange at any time up to $1,500,000 of debt owed to it by RxBazaar and guaranteed by DynaGen for common stock of DynaGen at the price determined as the average market price over the three trading days next preceding the exchange. At an assumed market price of $.28 per share, this right if fully exercised would entitle FINOVA to receive 5,357,143 shares of the common stock of DynaGen.

         FINOVA owns 112,500 shares of the outstanding common stock of DynaGen.

         FINOVA holds a Contingent Stock Purchase Warrant issued by DynaGen dated February 23, 2001 entitling FINOVA to acquire up to 1,666,667 shares of common stock of DynaGen for the price of one cent ($.01) per share on or after June 17, 2002 unless certain indebtedness to FINOVA has been repaid as of that date. Because this warrant is not exercisable within 60 days these shares are not deemed to be beneficially owned by FINOVA at this time under Rule 13d-3 and are not included in the share totals reflected in this Schedule 13G.

        FINOVA owns 4,507 shares of the Series L Preferred Stock issued by DynaGen, which is convertible into such number of common shares as would equal up to $300,000 plus an accrued 13.5% return thereon based upon the market value as of the time of the conversion. At the present accrued balance and an assumed market price of $.28 per share, this Series L Preferred Stock is convertible into 1,255,045 shares of the common stock of DynaGen.

        FINOVA owns a Stock Purchase Warrant dated November 29, 1999 entitling FINOVA to acquire up to 266,667 shares of the common stock of DynaGen at the price of $.38 per share.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
               N/A

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
               PERSON:
               N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSONS:
               N/A

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
               N/A

ITEM 9         NOTICE OF DISSOLUTION OF GROUP:
               N/A

ITEM 10        CERTIFICATION:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE:

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  March 2, 2001               FINOVA MEZZANINE CAPITAL INC.



                                    By:/s/ Philip S. Clark
                                       -----------------------------------------
                                    Name: Philip S. Clark
                                    Title: Vice President-Group Counsel